                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                      FOR THE YEAR ENDED DECEMBER 31, 2003

                         COMMISSION FILE NUMBER 0-20842

            A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  PLATO LEARNING, INC. SAVINGS/RETIREMENT PLAN

            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              PLATO Learning, Inc.
                           10801 Nesbitt Avenue South
                              Bloomington, MN 55437

PLATO LEARNING, INC. SAVINGS AND RETIREMENT PLAN FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE DECEMBER 31, 2003 AND 2002

PLATO LEARNING, INC. SAVINGS AND RETIREMENT PLAN
INDEX

                                                                         PAGE(S)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM..............        1

FINANCIAL STATEMENTS

Statements of Assets Available for Benefits
December 31, 2003 and 2002...........................................        2

Statement of Changes in Assets Available for Benefits
Year Ended December 31, 2003.........................................        3

Notes to Financial Statements
December 31, 2003 and 2002...........................................      4-8

SUPPLEMENTAL SCHEDULE

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2003....................................................        9

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the PLATO Learning, Inc. Savings and Retirement Plan

In our opinion, the accompanying statements of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of PLATO Learning, Inc. Savings and Retirement Plan (the "Plan") at December 31, 2003 and 2002, and the changes in assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota
July 19, 2004

PLATO LEARNING, INC. SAVINGS AND RETIREMENT PLAN
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

                                                 2003               2002
ASSETS
Cash                                      $         4,303    $             -
Investments, at fair value                     11,314,615          6,697,508
Participant contribution receivable                     -             34,501
Employer contribution receivable                        -             16,319
                                          ---------------    ---------------
Assets available for benefits             $    11,318,918    $     6,748,328
                                          ===============    ===============

   The accompanying notes are an integral part of these financial statements.

PLATO LEARNING, INC. SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003

INVESTMENT INCOME
Net appreciation in fair value of investments                $    2,110,946
Interest and dividend income                                        136,488
                                                             --------------
      Total investment income                                     2,247,434
                                                             --------------

CONTRIBUTIONS
Participant                                                       1,988,235
Employer                                                            493,877
                                                             --------------
      Total contributions                                         2,482,112
                                                             --------------
DEDUCTIONS
Benefits paid to participants                                   (1,240,154)
Administration expenses                                            (25,704)
                                                             --------------
      Total deductions                                          (1,265,858)
                                                             --------------
TRANSFERS TO THE PLAN                                             1,106,902
                                                             --------------
      Net increase                                                4,570,590

ASSETS AVAILABLE FOR BENEFITS
Beginning of year                                                 6,748,328
                                                             --------------
End of year                                                  $   11,318,918
                                                             ==============

   The accompanying notes are an integral part of these financial statements.

PLATO LEARNING, INC. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

1.    DESCRIPTION OF PLAN

      The following description of the PLATO Learning, Inc. (the "Company") Savings and Retirement Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      Effective January 2, 2003, the Company transferred the recordkeeping functions of the Plan to Administrative Management Group, Inc. ("AMG"), and the trustee function of the Plan to Wilmington Trust Company. In connection with the change in trustees, the Plan's investment options were also changed. Prior to the change, Scudder Trust Company was both the recordkeeper and trustee of the Plan.

      Effective January 2, 2003, the Company terminated their other two existing 401(k) plans (NetSchools Corporation 401(k) Plan and Department of Defense 401(k) Plan) and the account balances of $1,060,794 and $46,108, respectively, were transferred to the Plan pursuant to the terms of the Plan.

      GENERAL

      The Plan is a contributory defined contribution plan covering all eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

      ELIGIBILITY REQUIREMENTS

      All employees of the Company are eligible to participate in the Plan upon the completion of three months of employment provided they are least 21 years of age.

      CONTRIBUTIONS

      Participant contributions are recorded in the period the employer makes the payroll deductions. Employer matching contributions are accrued based on participant contributions. Participants may contribute up to 60% of their pre-tax compensation, up to a maximum dollar amount, as defined, subject to certain other Internal Revenue Service ("IRS") limitations.

      The Company may also make contributions to the Plan at its discretion. Any such amount must be designated by Company resolution. In 2003, the discretionary contribution was 50% for each dollar of participant contributions up to a maximum Company contribution of 2% of participant compensation, with a cap of $4,000 in total Company contributions per participant.

      PARTICIPANT ACCOUNTS

      Individual participant accounts are maintained by AMG. Each participant's account is credited with the participant's contribution, Plan investment earnings or loss, net of administrative expenses, and an allocation of the Company's contribution. Allocations are based on participant earnings and account balances, as defined. The allocation of the participant's contributions to these investment funds may be changed daily.

      VESTING AND FORFEITURES

      Participants are immediately vested in their contributions and actual earnings thereon.

PLATO LEARNING, INC. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

Participants vest in their Company contribution account based on the following schedule:

                                  VESTED
   YEARS OF SERVICE             PERCENTAGE
   ----------------             ----------
Less than 1 year                      0
1 year but less than 2             33-1/3
2 years but less than 3            66-2/3
3 years or more                     100

A participant will also become fully vested upon permanent disability or attainment of normal or early retirement as defined in the Plan.

There were approximately $31,000 and $2,000 in forfeitures at December 31, 2003 and 2002, respectively. Forfeitures are used to reduce future contributions made by the Company.

BENEFIT PAYMENTS

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installments over a specified time. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

LOANS

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms are generally five years. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator at the date of loan origination. Principal and interest is paid ratably through biweekly payroll deductions. Participant notes receivable have interest rates ranging from 5% to 7% and are due at various dates through December 2008. Repayments are invested among the various investment funds in the same manner as participant contributions.

INVESTMENT OPTIONS

The Plan offers nine investment options: seven mutual funds, one common and collective trust fund and one Company stock fund. Pursuant to the plan agreement, a maximum of 30% of a participant's account balance can be allocated to Company stock. Plan participants direct the investment of their accounts among these eight options. Company contributions are invested in the fund options in the same manner as participant contributions.

VOTING RIGHTS

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which a participant has not given instructions.

PLATO LEARNING, INC. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

      PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts, and assets of the Plan will be distributed in accordance with the Plan document.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The following significant accounting policies were used to prepare the financial statements in accordance with accounting principles generally accepted in the United States of America.

      BASIS OF ACCOUNTING

      The accompanying financial statements have been prepared using the accrual basis of accounting.

      VALUATION OF INVESTMENTS AND INCOME RECOGNITION

      The Plan's investments are stated at fair value, except for the stable value fund, which is a benefit-responsive investment contract valued at contract value. Quoted market prices are used to determine fair value of investments. Investments in mutual funds and common collective trust funds are valued at the net asset value as of year end. Participant loans are valued at estimated fair value, consisting of principal outstanding and any related accrued interest.

      The contract value of the benefit-response investment represents the principal balance of the investment contract, plus accrued interest at the stated contract rate, less withdrawals and administrative expenses. The fair value of the investment contract approximates contract value as of year end. The average yield and crediting interest rates were approximately 5% for 2003.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

      The Plan presents the net appreciation (depreciation) in the fair value of its investments in the Statement of Changes in Assets Available for Benefits, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

      ADMINISTRATIVE EXPENSES

      Administrative expenses, primarily transaction fees, are paid by the Plan. Other expenses for professional services and administration costs have been paid by the Company at its discretion.

      PAYMENT OF BENEFITS

      Benefits payments are recorded upon distribution.

      USE OF ESTIMATES

      The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's administrator to make estimates and assumptions that affect the reported amounts of assets available for benefits at the date of the financial statements and the changes in assets available from plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

PLATO LEARNING, INC. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

      RISKS AND UNCERTAINTIES

      The Plan provides for various investment options in various combinations of investment securities. Investment securities are exposed to various risk factors including, but not limited to, interest rates, market conditions and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Assets Available for Benefits in future periods.

      CONCENTRATION OF MARKET RISK

      As of December 31, 2003 and 2002, approximately 10% and 8% of the Plan's assets were invested in PLATO Learning, Inc. common stock, respectively. The underlying value of this fund is dependent on the performance of PLATO Learning, Inc. and the market's evaluation of such performance. It is at least reasonably possible that changes in the fair value of PLATO Learning, Inc. common stock in the near term could materially affect participants' account balances and the amounts reported in the Statements of Assets Available for Benefits and the Statement of Changes in Assets Available for Benefits.

3.    INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's assets as of December 31, 2003 and 2002:

                                                                  2003               2002
                                                                  ----               ----
MUTUAL FUNDS
American Funds American Mutual A, 92,247 and 0 shares
  in 2003 and 2002, respectively                            $   2,248,976       $           -
Franklin Capital Growth A, 225,816 and 0 shares in 2003
  and 2002, respectively                                        2,341,711                   -
American Century Ultra Fund, 0 and 46,299 shares
  in 2003 and 2002, respectively                                        -             980,617
Scudder Global Discovery Fund, 0 and 30,716 shares
  in 2003 and 2002, respectively                                        -             575,308
Scudder Large Company Value Fund, 0 and 49,076
  shares in 2003 and 2002, respectively                                 -             899,068
Scudder Growth and Income Fund, 0 and 64,840 shares
  in 2003 and 2002, respectively                                        -           1,036,135
Scudder International Fund, 0 and 16,213 shares in
  2003 and 2002, respectively                                           -             492,221
Scudder Pathway Moderate Portfolio, 0 and 44,389
  shares in 2003 and 2002, respectively                                 -             405,720
Scudder Income Fund, 0 and 46,174 shares in 2003
  and 2002, respectively                                                -             591,030

PLATO LEARNING, INC. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

                                                                 2003                2002
                                                                 ----                ----
COMMON COLLECTIVE TRUST FUND
Wells Fargo Stable Value Fund, 35,055 and 0 shares in
  2003 and 2002, respectively                                  1,218,309                    -
Scudder Stable Value Fund, 0 and 534,557 shares
  in 2003 and 2002, respectively                                       -              534,557

COMMON STOCK
PLATO Learning, Inc. stock, 104,444 and 90,320 shares
  in 2003 and 2002, respectively                               1,101,884              536,501

INVESTMENTS INDIVIDUALLY LESS THAN 5%                          4,403,735              646,351
                                                             -----------         ------------
                                                             $11,314,615         $  6,697,508
                                                             -----------         ------------

During 2003, the Plan's investments (including gains and losses on investments bought, sold, and held during the year) appreciation in value by $2,110,946 as follows:

Mutual funds                                                 $  1,498,098
Common/collective trust funds                                      36,637
Common stock                                                      576,211
                                                             ------------
                                                             $  2,110,946
                                                             ------------

4.    TAX STATUS

      The Plan is a prototype plan and the IRS has determined and informed the Trustee by letter dated May 9, 1996, that the prototype plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since the date of this letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.    PLAN AMENDMENT

      Subsequent to December 31, 2002, the Company determined that participants were allowed to contribute certain compensation that did not meet the Plan's definition of Eligible Compensation. The Company is taking remedial actions under the Department of Labor Voluntary Compliance Program to correct the matter through retroactive amendment to the Plan's definition of Eligible Compensation whereby the definition was expanded to include all such compensation contributed by participants. The Company submitted its request to the IRS in June 2004, and as of the date of this report, the Company has not received a response.

                              SUPPLEMENTAL SCHEDULE

PLATO LEARNING, INC. SAVINGS AND RETIREMENT PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003                                                    SCHEDULE I

(a)          (b)                                  (c)                    (d)         (e)
                                        DESCRIPTION OF INVESTMENT,
         IDENTITY OF ISSUE,               INCLUDING MATURITY DATE,                   FAIR
         BORROWER, LESSOR               RATE OF INTEREST, COLLATERAL                CONTRACT
         OR SIMILAR PARTY                  PAR OR MATURITY DATE          COST **     VALUE
         ----------------               ----------------------------   ---------     -----
      MFS High Income A                 Mutual fund                               $   435,957
      Oppenheimer U.S. Government A     Mutual fund                                   864,939
      American Funds EuroPacific Gr A   Mutual fund                                 1,029,062
      American Funds American
        Mutual A                        Mutual fund                                 2,248,976
      Franklin Capital Growth A         Mutual fund                                 2,341,711
      Managers Special Equity           Mutual fund                                   901,485
      Royce Total Return                Mutual fund                                 1,055,419
      Stable Value Fund                 Common collective trust fund                1,218,309
*     PLATO Learning, Inc.              Common stock                                1,101,884
*     Participant loans                 Interest rate ranging from 5%
                                          to 7%, due at various dates
                                          through December 2008                       116,873
                                                                                  -----------
                                                                                  $11,314,615
                                                                                  -----------

* Denotes party in interest.

** Cost information not required for participant-directed investments.

                                  EXHIBIT INDEX

23 Consent of Independent Registered Public Accounting Firm

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on July 23, 2004.

                        PLATO Learning, Inc. Savings/Retirement Plan

                        By: /s/ Gregory J. Melsen
                            ---------------------
                            Trustee